

November 17, 2014

Via E-mail
Jay Wells
Chief Financial Officer
Cott Corporation
5519 West Idlewild Avenue
Tampa, FL 33634

> **Re: Cott Corporation**
> **Form 10-K for the Year Ended December 28, 2013**
> **Filed February 24, 2014**
> **Response Dated October 31, 2014**
> **File No. 001-31410**

Dear Mr. Wells:

We have reviewed your filing and response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to the comment, we may have additional comments.

Form 10-K for the Year Ended December 28, 2013

Notes to Consolidated Financial Statements, page F-8
Note 1 – Summary of Significant Accounting Policies, page F-8
Goodwill and indefinite lived intangible assets, page F-11

1.   We note in your response to comment two of our letter dated October 21, 2014 that no Company-specific risk rate was applied in 2013 due primarily to Cott's improved liquidity position following the November 2013 redemption of $200.0 million in aggregate principal amount of the 8.375% senior notes due in 2017, and the February 2014 redemption of the remaining $15.0 million in aggregate principal of these

notes. We further note in your earnings conference call transcripts that your net debt remained relatively consistent from Q4 2012 ($424 million) to Q4 2013 ($411 million), and it also appears that your net debt to adjusted EBITDA leverage ratio remained around two times at the end of both fiscal 2012 and 2013. Finally, we note the reductions in your North American operating income and consolidated net cash provided by operating activities for the nine months ended September 27, 2014 compared to the nine months ended September 28, 2013. Please further explain to us the improvements in your liquidity position upon redemption of your senior notes that resulted in the reduction of the Company-specific risk rate to zero for purposes of your fiscal 2013 U.S. reporting unit impairment analysis, as it appears to us that the benefit from the reduction in interest has been offset by other Company specific factors. Absent any other changes, also tell us whether the estimated fair value of the U.S. reporting unit or the percentage by which the estimated fair value exceeded its carrying value would have been significantly affected by an increase in the Company-specific risk rate.

You may contact Steve Lo at 202-551-3394 or John Archfield at 202-551-3315 if you have questions regarding the comment and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining